Cincinnati Financial Corporation

6200 S. Gilmore Road

Fairfield, Ohio 45014

December 7, 2017

VIA EDGAR

Jeffrey Gabor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:

Cincinnati Financial Corporation

Registration Statement on Form S-3

Filed November 17, 2017

File Number 333-221629

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cincinnati Financial Corporation, an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on December 11, 2017, or as soon thereafter as practicable.

Please notify J. Eric Quinn, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8606 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Cincinnati Financial Corporation

By:    /s/ Steven Johnston

Name: Steven Johnston

Title: President & Chief Executive Officer